Greencity Acquisition Corporation

505 Eshan Road,

Floor 6,

Pudong New District,
Shanghai, China

June 19, 2020

Division of Corporation Finance

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Greencity Acquisition Corporation
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted April 3, 2020
CIK No. 0001768910

Dear Mr. Buchmiller:

On behalf of Greencity Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 15, 2020, regarding the Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on April 3, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Signatures, page II-4

1.	Please ensure that your registration statement is signed by at least a majority of the board of directors. If Ming Zhang is a director, as indicated on the signature page, please revise the disclosure in your prospectus as appropriate.

The signature page has been revised in response to the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at aedelman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Ming Zhang

Ming Zhang